EXHIBIT TO ITEM 77M

Mergers

GraniteShares ETF Trust

On December 18, 2017, the GraniteShares ETF Trust
("Trust"), on behalf of its newly created series the GraniteShares HIPS US High Income ETF, acquired the assets and liabilities of Master Income ETF, a series of ETF Series Solutions, another registered open-end management investment company, pursuant to an Agreement and Plan of Reorganization approved unanimously by the Trustees of the Trust on the Special Meeting of the Board of Trustees held on October 11, 2017. A copy of the Agreement and Plan of Reorganization for the merger is attached to this form as part of the Exhibit to item 77Q.